

April 25, 2017

<u>Via E-Mail</u>

J. Carlo Cannell
Cannell Capital LLC
245 Meriweather Circle
Alta, WY 83414

      Re: **Rightside Group Limited**
               Amendment 5 to Schedule 13D filed on April 20, 2017
               Filed by Cannell Capital LLC
               File No. 1-36262

Dear Mr. Cannell:

The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. By response letter, please indicate what exemption from Schedule 14A you are relying upon with respect to the press release attached as Exhibit 99 to the above filing.

As you are aware, Rightside Group, Ltd. has scheduled its annual meeting of shareholders for June 2, 2017 and is currently engaged in the solicitation of proxies in support of its director nominees and its proposal to ratify the appointment of PricewaterhouseCoopers LLP as its auditors. Your press release urges shareholders of Rightside to vote against the Company's nominees and for ratification of the auditor. It also states that you have "selected ten (10) shareholder-friendly experienced operating executives who would, in Cannell's opinion, make excellent Board members of Rightside."

Your Schedule 13D/A, Item 4 states: "Mr. Cannell may engage in any of the actions specified in Items 4(a) through 4(j) of Schedule 13D…" Item 4(d) of Schedule 13D refers to any change in the board of directors of a company. Refer to Rule 14(a)-2(b)(1)(vi) and the definition of "solicitation" in Rule 14a-1(l). Your analysis should address the exemption or exception from the proxy rules which you believe permits you to engage in these activities without filing proxy materials. We may have further comments after reviewing your response letter.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Stephen Wagstaff (via email)
       Chief Financial Officer
       Cannell Capital LLC